As filed with the Securities and Exchange Commission on December 7, 2005
Registration 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARDIAC SCIENCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	94-330396
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael K. Matysik
Chief Financial Officer and Secretary
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Eric A. DeJong
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101
(206) 359-8000
     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Shares	Amount to	Aggregate Offering	Aggregate Offering	Amount of
to be Registered	be Registered	Price Per Share (1)	Price (1)	Registration Fee

Common Stock, $.001 par value per share	3,054,885	$9.135	$27,906,375	$2,986

Common Stock, $.001 par value per share, issuable upon exercise of warrants (2)	221,276	$9.135	$2,021,357	$217

Total	3,276,161	$9.135	$29,927,731	$3,203

(1)	Estimated solely for the purpose of determining the registration fee and computed pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices per share of the common stock on December 5, 2005 as reported on the Nasdaq National Market.

(2)	Includes shares of common stock issuable upon exercise of warrants. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2005
PROSPECTUS

The information in the prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement containing this prospectus, which has been filed with the Securities and Exchange Commission, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

3,276,161 Shares
CARDIAC SCIENCE CORPORATION

Common Stock

     The selling stockholders are offered to sell up to:
•	3,054,885 shares of common stock;

•	221,276 shares of common stock underlying warrants owned by selling stockholders (the “Warrants”).
     The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions.
     We will not receive any proceeds from the offering of common stock. We will receive proceeds from the exercise of the Warrants if and when they are exercised.
     Our common stock is traded on the Nasdaq National Market under the symbol “CSCX.” On December 6, 2005, the last reported sale price for the common stock was $9.22.
     We will pay the costs relating to the registration of the shares of common stock offered by this prospectus. The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.
     The address and telephone number of Cardiac Science’s principal executive offices are:
3303 Monte Ville Parkway
Bothell, Washington 98021
(425) 402-2000

     The common stock offered involves a high degree of risk. See “Risk Factors” commencing on page 5 for a discussion of some important risks you should consider before buying any of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December ___, 2005.

-i-

OUR COMPANY
     In this prospectus, the terms “Cardiac Science,” the “Company,” “we,” “us,” and “our” refer to Cardiac Science Corporation.
     Cardiac Science Corporation develops, manufactures, and markets a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators (AEDs), electrocardiographs, stress test systems, Holter monitoring systems, hospital defibrillators, cardiac rehabilitation telemetry systems, patient monitor — defibrillators and cardiology data management systems. We also sell a variety of related products and consumables, and provide a comprehensive portfolio of training, maintenance and support services.
     Formed by the merger of Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“CSI”) on September 1, 2005, our company is the successor to various entities that sold cardiology related products under the trusted brand names Burdick®, Powerheart®, and Quinton®. In connection with the merger, CSI stockholders received 0.10 share of our common stock for each share of CSI common stock they owned before the merger and Quinton stockholders received 0.77184895 share of our common stock for each share of Quinton common stock they owned before the merger. For accounting purposes, Quinton was deemed to be the acquiring corporation in the merger, and our financial statements represent the historical results of operations and financial position of Quinton prior to September 1, 2005 and, since that date, the results of operations and financial position of the combined companies.
     Cardiac Science Corporation was incorporated in Delaware in 2005 to facilitate the mergers of Quinton and CSI. Our headquarters are located at 3303 Monte Villa Parkway, Bothell, Washington 98021, and our phone number is (425) 402-2000. We also have operations in Lake Forest, California, Deerfield, Wisconsin, Shanghai, China, Copenhagen, Denmark and Manchester, United Kingdom.

CARDIAC SCIENCE CORPORATION AND SUBSIDIARIES
SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS
     On September 1, 2005, (the “closing date”) Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“CSI”) combined (the “merger transaction”) to form a new corporation called Cardiac Science Corporation (the “Company”). Stockholders of Quinton received 0.77184895 shares of Company common stock (“common stock”) for each common share of Quinton held on the closing date, or approximately 48.8% of the total outstanding common stock of the Company. Stockholders of CSI received 0.10 shares of common stock for each common share of CSI held on the closing date, or approximately 51.2% of the total outstanding common stock of the Company, which percentage includes 2,843,915 shares of common stock issued to the CSI senior note holder on the closing date. In addition, each outstanding stock option, warrant and right to purchase common stock issued by Quinton and CSI prior to the merger transaction assumed by the Company became a right to purchase a number of shares of Company common stock at an exercise price adjusted in accordance with the appropriate exchange ratio in the merger transaction.
     The transaction is being accounted for as an acquisition of CSI by Quinton under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS No. 141). Quinton is the acquiring entity for financial reporting purposes based on the criteria for determining the accounting acquirer set forth in SFAS No. 141. These criteria include, but are not limited to: relative share ownership of the combined entity, composition of and ability to elect the board of directors, and the entity from which senior management positions are filled. A majority of the Company’s board of directors is comprised of Quinton directors. In addition, Quinton executives fill a majority of senior management positions, thereby directing policies, strategic direction, and day to day operations. The total estimated purchase price is allocated to the net tangible and intangible assets acquired in connection with the merger transaction, based on their fair values as of the closing date.
     These selected unaudited pro forma condensed combined consolidated financial statements have been prepared based on preliminary estimates of fair values. The excess cost over the net tangible and identifiable intangible assets has been allocated to goodwill. Valuation specialists have conducted preliminary valuations in order to assist management in determining the fair values of intangible and certain tangible assets acquired. The preliminary work performed by valuation specialists has been considered in management’s preliminary estimates of the fair values reflected in these unaudited pro forma condensed combined consolidated financial statements. A final determination of these fair values will include management’s consideration of final valuations prepared by the valuation specialists. Additionally, fair values of all other assets acquired and liabilities assumed have been based on preliminary estimates. These estimates are preliminary because management has not yet obtained all of the information that it has arranged to obtain and that is known to be available.
     The unaudited pro forma condensed combined consolidated statement of operations for the nine months ended September 30, 2005, gives effect to the merger transaction as if it had occurred as of January 1, 2004. The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2004 is included in Cardiac Science Corporation’s amended Current Report on Form 8-K/A filed on November 8, 2005, and is incorporated herein by reference.
     The accompanying selected unaudited pro forma condensed combined consolidated financial statements are presented in accordance with Article 11 of Regulation S-X. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the merger transaction had been consummated as of January 1, 2004, nor is it necessarily indicative of future operating results. The pro forma adjustments are based upon information and assumptions available at the time of the filing of this Prospectus. The pro forma financial statements should be read in conjunction with the accompanying notes thereto and with Cardiac Science Corporation historical consolidated financial statements and related notes thereto included in its September 30, 2005 Quarterly Report on Form 10-Q.

CARDIAC SCIENCE CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED
STATEMENT OF OPERATIONS
For the nine months ended September 30, 2005

	Historical
	Cardiac Science
	Corporation	CSI
	(9 months	(8 months
	ended	ended
	September 30,	August 31,	Pro Forma		Pro Forma
	2005	2005	Adjustments		Combined
	(In thousands, except per share data)
Revenues:
Products	$61,450	$32,310	(348	) (A)	$93,412
Service	9,294	4,089	—		13,383

Total revenues	70,744	36,399	(348)		106,795

Cost of revenues:
Products	32,909	14,564	(313	) (A)	47,892
			732	(B)
				(G)
Service	5,916	2,251	—		8,167

Total cost of revenues	38,825	16,815	419		56,059

Gross profit:
Products	28,541	17,746	(35	) (A)	45,520
			(732	) (B)
Service	3,378	1,838	—		5,216

Gross profit	31,919	19,584	(767)		50,736

Operating expenses:
Research and development	5,979	4,394			10,373
Sales and marketing	15,850	13,221			29,071
General and administrative	9,008	15,677		(H)	24,685
Amortization expense	—	1,077	77	(B)	1,154
Goodwill impairment charge	—	47,269		(C)	47,269

Total operating expenses	30,837	81,638	77		112,552

Operating income (loss)	1,082	(62,054)	(844)		(61,816)

Other income (expense):
Interest income (expense)	381	(4,721)	4,389	(D)	49
Other income (expense), net	148	(1,544)	—		(1,396)

Total other income (expense)	529	(6,265)	4,389		(1,347)

Income (loss) before income taxes	1,611	(68,319)	3,545		(63,163)
Income tax benefit (expense)	(346)	(42)	5,845	(E)	5,457

Income (loss) before minority interest	1,265	(68,361)	9,390		(57,706)
Minority interest	24	—	—		24

Net income (loss)	$1,289	$(68,361)	$9,390		$(57,682)

Net loss per share — basic	$0.11			(F)	$(2.58)
Net loss per share — diluted	$0.10			(F)	$(2.58)
Weighted average shares outstanding — basic	12,099			(F)	22,325
Weighted average shares outstanding — diluted	12,430			(F)	22,325
See accompanying notes to selected unaudited pro forma condensed combined consolidated financial statements.

CARDIAC SCIENCE CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED PROFORMA CONDENSED
COMBINED CONSOLIDATED FINANCIAL STATEMENTS
     Pro forma adjustments reflect those matters that are a direct result of the merger transaction, which are factually supportable and are expected to have continuing impact. Pro forma adjustments are based on preliminary estimates which may change as additional information is obtained.
     (A) Quinton is a reseller of CSI’s products to the primary care market under the Burdick brand. Intercompany sales were approximately $0.4 million for the nine months ended September 30, 2005. These intercompany sales and related cost of revenues have been eliminated in consolidation.
     (B) The increase to amortization expense is calculated using management’s estimates of fair value and asset lives, resulting in amortization expense which totals approximately $2.4 million for nine months, less historical amortization expense of $1.6 million for the nine months ended September 30, 2005. Approximately $1.1 million of the $2.4 million of amortization expense during the nine months ended September 30, 2005 is recorded as part of cost of revenues.
     (C) The historical goodwill impairment charge of $47,269,000 recorded by CSI for the eight months ended August 31, 2005 has not been eliminated in the pro forma condensed combined consolidated statement of operations. Future assessments of any impairment of goodwill of the surviving entity will be determined in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.
     (D) Interest income has been decreased by $0.5 million for the period ended September 30, 2005. The decrease in interest income resulted from the elimination of historical interest income earned by cash held by Quinton and CSI due to the use of available cash balances to retire CSI’s senior secured promissory notes in connection with the merger transaction. Interest expense has been decreased to eliminate the historical interest expense recorded by CSI on its senior secured promissory notes, which have been retired in connection with the merger transaction. Interest expense and amortization of the discount and issuance costs related to these notes was approximately $4.9 million for the nine months ended September 30, 2005.
(E) A pro forma income tax benefit adjustment of approximately $5.8 million has been presented for the nine months ended September 30, 2005, calculated as follows:
•	A tax benefit of approximately $7.1 million calculated by applying CSI’s estimated effective tax rate of 10.4%, before change in valuation allowance, to CSI’s loss before income taxes, and

•	Tax expense of approximately $1.3 million calculated by applying an estimated statutory tax rate of 37% to pro forma adjustments (A), (B), and (D).
     (F) The weighted average number of shares has been increased to reflect issuance of approximately 11.5 million shares in connection with the merger transaction. The total combined weighted average shares outstanding for the nine months ended September 30, 2005 reflects Cardiac Science Corporation’s historical weighted average shares outstanding adjusted to reflect the issuance of the 11.5 million shares in connection with the merger transaction as of January 1, 2004.
     (G) Cost of revenue for the nine months ended September 30, 2005 includes $515,000 recorded as an increase to cost of revenue during September 2005 relating to the inventory write-up recorded in purchase accounting.
     (H) General and administrative expense for the nine months ended September 30, 2005 includes $3,150,000 transaction related expenses incurred by CSI, consisting primarily of legal, accounting and other professional consulting fees. Additionally, general and administrative expense for the nine months ended September 30, 2005 includes additional expenses of $726,000 relating to retention bonuses and other post-merger integration activities and expenses of $1,121,000 relating to the purchase of tail insurance policies pursuant to the merger agreement.

RISK FACTORS
     In addition to the other information contained in this prospectus or in other documents incorporated by reference herein, the following risk factors could affect our actual results and could cause our actual results to differ materially from those achieved in the past or expressed in our forward-looking statements. You should review these risk factors carefully before making an investment decision. We do not intend the risks set forth below to be an exhaustive list. These are the factors that we believe could cause actual results to be different from expected and historical results. The industry that we compete in is very competitive and changes rapidly. Sometimes new risks emerge and we may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.
We may not achieve the benefits expected from the merger transaction, which may have a material adverse effect on our business.
     Achieving the anticipated benefits of the merger transaction between Quinton and CSI will depend in part on the successful integration of technology, operations and personnel of Quinton and CSI. The integration of Quinton and CSI will be a complex, time-consuming and expensive process. The challenges involved in this integration include the following:
•	retaining existing customers and strategic partners of each company;

•	retaining and integrating management and other key employees of both Quinton and CSI;

•	bringing together the companies’ marketing efforts so that the industry receives useful information about our business and product offerings;

•	identifying and streamlining redundant operations and assets;

•	coordinating research and development activities to enhance introduction of new products and technologies;

•	integrating purchasing and procurement operations in multiple locations;

•	combining product offerings effectively and quickly;

•	enabling customers to do business easily with us;

•	transitioning all facilities to a common information technology system;

•	offering products and services of Quinton and CSI to each other’s customers; and

•	developing and maintaining uniform standards, controls, procedures and policies.
     If we are not able to successfully meet these challenges, we may not be able to successfully integrate the operations of Quinton and CSI in a timely manner and we may not be able to realize all or any of the anticipated benefits of the transaction. Risks related to our failure to successfully integrate the companies include:
•	the impairment of relationships with employees, customers, distributors, strategic partners and suppliers;

•	the potential disruption of our ongoing business and the distraction of our management;

•	not achieving expected synergies; and

•	unanticipated expenses related to integration of the two companies or our operations post-integration.
Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of our common stock.
     In accordance with accounting principles generally accepted in the United States of America, we accounted for the merger transaction using the purchase method of accounting. Under the purchase method of accounting, we preliminarily allocated the total estimated purchase price to CSI’s net tangible assets, and identifiable intangible assets based on their fair values as of the date of completion of the transaction, and recorded the excess of the purchase price over those fair values as goodwill. We will incur additional amortization expense over the estimated useful lives of certain of the identifiable intangible assets acquired in connection with the transaction. We have estimated such additional amortization expenses to be approximately $3.2 million per year over the next several years. To the extent the value of goodwill becomes impaired, we may be required to incur material charges relating to the impairment of goodwill, and such charges may be material. Goodwill impairment charges would reduce our net income and earnings per share, which could negatively impact the market price of our common stock.
Our stock price may be volatile.
     The trading price of our common stock may be highly volatile. Our common stock price could be subject to fluctuations in response to a number of factors, including:
•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in medical devices and diagnostic cardiology products markets;

•	announcements by us or our competitors of significant customer wins or losses, gains or losses of distributors, technological innovations, new products or services;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of a large number of shares of our common stock;

•	adverse litigation;

•	unfavorable legislative or regulatory decisions; and

•	general market conditions.
     In the past, companies that have experienced volatility in the market price of their stock have been the target of securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management attention, which could seriously harm our business.
The unpredictability of our quarterly revenues and operating results may cause the trading price of our stock to decrease.
     The quarterly revenues and operating results of Quinton and CSI have varied in the past and our quarterly revenues and operating results may continue to vary in the future due to a number of factors, many of which are outside of our control. Factors contributing to these fluctuations may include:
•	the impact of acquisitions, divestitures, strategic alliances, and other significant corporate events;

•	changes in our ability to obtain products and product components that are manufactured for us by third parties;

•	delays in the development or commercial introduction of new versions of products;

•	the ability to attain and maintain production volumes and quality levels for our products and product components;

•	effects of domestic and foreign economic conditions on our industry and/or customers;

•	changes in the demand for our products;

•	varying sales cycles that can take up to a year or more;

•	changes in the mix of products we sell, which could affect our revenue levels as well as our gross margins;

•	unpredictable budgeting cycles of our customers;

•	delays in obtaining regulatory clearance for new versions of our products;

•	increased product and price competition;

•	the impact of regulatory changes on the availability of third-party reimbursement to customers of our products;

•	the loss of key personnel;

•	the loss of key distributors or distribution companies; and

•	seasonality in the sales of our products.
     Historically, both Quinton’s and CSI’s quarterly financial results were often impacted by the receipt of a large number of customer orders in the last weeks of a quarter. Absent these orders, our sales could fall short of our targets, and our stock price could decline.
     Due to the factors summarized above, we believe that period-to-period comparisons of our operating results will not be a good indication of our future performance and should not be relied on to predict future operating results.
Failure to successfully develop and commercialize new versions of our products would cause our operating results to suffer.
     To be successful, we must develop and commercialize new versions of our products for both domestic and international markets. Our products are technologically complex and must keep pace with rapid and significant technological change, comply with rapidly evolving industry standards and government regulations, and compete effectively with new product introductions of our competitors. Accordingly, many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Our success in developing and commercializing new versions of our products is affected by our ability to:
•	accurately assess customer needs;

•	develop products that are easy to use;

•	minimize the time required to obtain, as well as the costs of, required regulatory clearance or approval;

•	price competitively;

•	manufacture and deliver on time;

•	accurately predict and control costs associated with manufacturing, installation, warranty and maintenance;

•	manage customer acceptance and payment;

•	limit demands by our customers for retrofits;

•	access new interface standards needed for product connectivity;

•	anticipate and meet demands of our international customers for products featuring local language capabilities; and

•	anticipate and compete effectively with our competitors’ efforts.
     The rate of market acceptance of our current or our future products may impact operating results. In addition, we may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new versions of our products. These difficulties and delays could cause our development expenses to increase and harm operating results.

If we fail to maintain our relationships with our distribution or strategic partners or such organizations fail to successfully distribute our products, our sales and operating results may suffer.
     We sell many of our products principally through third party distribution and strategic partners. One of these domestic distribution organizations, Physicians Sales and Service, Inc., accounted for 15% of Quinton’s revenues in 2004. If these agreements are cancelled or if we are unable to renew them as they expire, our sales and operating results may suffer materially.
     Our international distribution and strategic relationships may be terminated on little or no notice because we do not generally have long-term contracts with these distributors. Consequently, our success in expanding international sales may be limited if our international distributors lack, or are unable to develop, relationships with important target customers in international markets.
     We have little or no control over our distribution and strategic partners. If our relationships change with any significant distribution organization, or if any of our distribution and strategic partners are not successful in distributing our products or devote more effort to selling competing products and systems, our sales and operating results may suffer and our growth may be limited.
If suppliers discontinue production of purchased components of our products, and we are unable to secure alternative sources for these components on a timely basis, our ability to ship products to our customers may be adversely affected, our revenues may decline and costs may increase as a result.
     If our suppliers discontinue production of component parts for our products, we may be unable to obtain replacement parts in a timely manner. In addition, alternative sources of these components may result in higher costs. Any failure to secure alternative sources for these components in a timely manner or on reasonably acceptable terms could result in significant delays in product shipments or we may be required to modify certain products to utilize the available components. This could result in reduced revenues, higher costs or both.
Inadequate levels of reimbursement from governmental or other third-party payers for procedures using our products may cause revenues to decrease.
     Significant changes in the healthcare systems in the U.S. or elsewhere could have a significant impact on the demand for our products and services as well as the way we conduct business. Federal, state, and local governments have adopted a number of healthcare policies intended to curb rising healthcare costs. In the U.S., healthcare providers that purchase certain of our products often rely on governmental and other third-party payers, such as federal Medicare, state Medicaid, and private health insurance plans, to pay for all or a portion of the cost of the procedures that utilize those products. The availability of this reimbursement affects customers’ decisions to purchase capital equipment. Denial of coverage or reductions in levels of reimbursement for procedures performed using our products by governmental or other third-party payers would cause our revenues to decrease.
If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if clearances or approvals are delayed, we will be unable to commercially distribute and market our products in the U.S. and other jurisdictions.
     Our products are medical devices that are subject to significant regulation in the United States and in foreign countries where we will conduct business. The processes for obtaining regulatory approval can be lengthy and expensive, and the results are unpredictable. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, it could adversely affect our revenues and profitability.

Our business is subject to intense competition, which may reduce the demand for our products.
     The diagnostic cardiology systems market and the AED market are highly competitive, and we expect competition to intensify in the future. Some of our competitors are larger companies, such as General Electric Company, Medtronic Emergency Response Systems, a unit of Medtronic, Inc., and Philips Medical Systems, a unit of Koninklijke Philips Electronics N.V., who may have:
•	greater financial and other resources;

•	greater variety of products;

•	greater pricing flexibility;

•	more extensive technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger name recognition; and

•	larger distribution networks.
     As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors, price our products competitively or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems, and services that they sell to our customers, and we may not be able to profitably match those discounts. Our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or noncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. If we are unable to develop competitive products, gain regulatory approval or clearance and supply sufficient quantities of these products to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased revenue.
If we do not maintain or grow revenues from our support services or consumables, our operating and financial results may be negatively impacted.
     A significant portion of our revenues is generated from post-sale support services we provide for our products and from the sale of ancillary cardiology products and consumables related to our products, such as patented electrodes, pads, cables, leads, and thermal chart paper. As hospitals expand their in-house capabilities to service diagnostic equipment and systems, they may be able to service our products without additional support from us. In addition, our customers may express an increasing preference for ancillary cardiology products and consumables that are manufactured or provided by other vendors. Any of these events could result in a decline in our revenues and a resulting adverse effect on our financial and operating results.
Our lack of customer purchase contracts and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenues, higher expenses and reduced margins.
     Our customers typically order products on a purchase order basis, and we do not generally have long-term purchase contracts. In limited circumstances, customer orders may be cancelled, changed or delayed on short notice. Lack of significant order backlog makes it difficult for us to forecast future sales with certainty. Long and varying sales cycles with our customers make it difficult to accurately forecast component and product requirements. These factors expose us to a number of risks:
•	if we overestimate our requirements we may be obligated to purchase more components or third-party products than is required;

•	if we underestimate our requirements, our third-party manufacturers and suppliers may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues;

•	we may also experience shortages of product components from time to time, which also could delay the manufacturing of our products; and

•	over or under production can lead to higher expense, lower than anticipated revenues, and reduced margins.
If market conditions cause us to reduce the selling price of our products, or our market share is negatively affected by the activities of our competitors, our margins and operating results will decrease.
     The selling price of our products and the extent of our market share are subject to market conditions. Market conditions that could impact these aspects of our operations include:
•	lengthening of buying or selling cycles;

•	the introduction of competing products;

•	price reductions by our competitors;

•	development of more effective products by our competitors;

•	hospital budgetary constraints; and

•	changes in the reimbursement policies of government and third-party payers.
     If such conditions force us to sell our products at lower prices, or if we are unable to effectively develop and market competitive products, our market share, margins and operating results will likely decrease.
We are dependent upon licensed and purchased technology for some of our products, and we may not be able to renew these licenses or purchase agreements in the future.
     We license and purchase technology from third parties for features in some of our products. We anticipate that we will need to license and purchase additional technology to remain competitive. We may not be able to renew existing licenses and purchase agreements or to license and purchase other technologies on commercially reasonable terms or at all. If we are unable to renew existing licenses and purchase agreements or to license or purchase new technologies, we may not be able to offer competitive products, which could negatively impact our revenues.
We are exposed to numerous risks associated with international operations.
     We market our products in international markets. International operations entail various risks, including:
•	political instability;

•	economic instability and recessions;

•	exposure to currency fluctuations;

•	less favorable third-party reimbursement policies;

•	longer payment cycles;

•	difficulties of administering foreign operations generally;

•	reduced protection for intellectual property rights;

•	increased risk of exposure to terrorist activities;

•	potentially adverse tax consequences; and

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements.
     If we experience any of these risks and are unable to adequately respond in a timely manner, our results of operations may be harmed.

If we are unable to retain our executive officers and hire and retain other key personnel, we may not be able to sustain or grow our business.
     Our success is dependent in large part on the continued employment and performance of key executive managerial, sales and technical personnel and our ability to attract and retain additional highly qualified personnel. We compete for key personnel with other companies, academic institutions, government entities and other organizations. Our ability to maintain and expand our business may be impaired if we are unable to retain our current key personnel, hire or retain other qualified personnel in the future, or if our key personnel decided to join a competitor or otherwise competed with us.
Undetected product errors or defects could result in increased warranty costs, loss of revenues, product recalls, delayed market acceptance, and claims against us.
     Any errors or defects in our products discovered after commercial release could result in:
•	failure to achieve market acceptance;

•	loss of customers, revenues, and market share;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by its customers; and

•	increased insurance costs.
     If we experience any of these events, our results of operations could be negatively impacted.
We may face product liability claims, which could cause our operating results to suffer.
     The testing, manufacturing, marketing and sale of medical devices subject us to the risk of liability claims or product recalls. As a result, we may be subject to liability claims or product recalls for products to be distributed in the future or products that have already been distributed by our predecessors. Although we maintain product liability insurance, the coverage may not be adequate or may not be available at affordable rates. A successful product liability claim could inhibit or prevent commercialization of our products, impose a significant financial burden on us, or both, and could have a material adverse effect on our business and financial condition.
Our technology may become obsolete, which could negatively impact our ability to sell our products.
     The medical equipment and healthcare industries are characterized by extensive research and rapid technological change. The development by others of new or improved products, processes, or technologies may make our products obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance existing products and to develop new products. These efforts may not be successful.
Failure to adequately protect our intellectual property rights will likely cause our business to suffer.
     Our success depends in part on obtaining, maintaining, and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property rights and rely in part on patent, trade secret, copyright, know-how, and trademark laws, license agreements and contractual provisions to establish our intellectual property rights and protect our products. These precautionary steps may not adequately protect our intellectual property rights. In addition, the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and therefore may be highly uncertain. It is possible that:
•	additional patents may not be issued to us;

•	the scope of any existing or future patents may not exclude competitors or provide us with competitive advantages;

•	any of our patents may not be held valid and enforceable if challenged; or

•	others may claim rights in or ownership to our patents and other proprietary rights.
     Furthermore, others may have developed or could develop similar products or patent rights, may duplicate our products, or design around our current or future patents. In addition, others may hold or receive patents which contain claims having a scope that covers products developed by us. We rely upon trade secrets to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent know-how, or gain access to and disclose our proprietary technology.
     We require our new employees, consultants, and corporate partners to execute confidentiality agreements at the commencement of their employment or consulting relationship with us. However, these agreements may not provide effective protection of our proprietary information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies. If we are not able to adequately protect our intellectual property and other proprietary rights, we may have to limit or modify our product offerings, which would negatively impact our revenues.
Our predecessors have been, and in the future we may be, involved in claims alleging infringement of intellectual property rights, which could be costly and time consuming.
     There has been extensive litigation in the medical device industry regarding alleged infringement of patents and other intellectual property rights. For example, CSI has been involved in such litigation from time to time as disclosed in periodic reports that it filed with the Securities and Exchange Commission. Third parties may claim that products developed and sold by us infringe on their patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult because, in the U.S., patent applications are maintained in secrecy for up to eighteen months after their filing dates. Moreover, patent applications can be maintained in secrecy until they issue, if they were filed before November 29, 2000, are not subject to publication in any country, or have otherwise properly requested maintaining secrecy to issuance. Some companies in the medical device industry have used intellectual property infringement litigation to gain a competitive advantage. In the event a competitor were to challenge patents or licenses held by us, or assert that products developed and sold by us infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive changes to product designs, license rights in order to continue manufacturing and selling our products, or pay substantial damages. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources but also divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.
     In February 2003, CSI filed a patent infringement action against Philips Medical Systems North America, Inc., Philips Electronics North America Corporation and Koninklijke Philips Electronics N.V., or Philips, in the United States District Court for the District of Minnesota. The suit alleges that Philips’ automated external defibrillators sold under the names “HeartStart OnSite Defibrillator”, “HeartStart,” “HeartStart FR2” and the “HeartStart Home Defibrillator” infringe at least ten of CSI’s U.S. patents. In the same action, Philips counterclaimed for infringement of certain of its patents and CSI has sought a declaration from the court that its products do not infringe such patents. Many of the Philips defibrillators are promoted by Philips as including, among other things, pre-connected disposable defibrillation electrodes and daily self-testing of electrodes and battery, features that the suit alleges are key competitive advantages of CSI’s Powerheart and Survivalink AEDs and are covered under CSI’s patents. At this stage, we are unable to predict the outcome of this litigation. We have not established an accrual for this matter because a loss is not determined to be probable.
Our reliance on a principal manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.
     We are integrating the manufacturing operations of Quinton and CSI into a principal manufacturing facility, located in a single building in Deerfield, Wisconsin. Despite precautions taken by us, a natural disaster or other unanticipated catastrophic events at this building could significantly impair our ability to manufacture our products and operate our business. Our facility and certain manufacturing equipment located in that facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory of product or components located in our facility. While we carry insurance for natural disasters and business interruption, the occurrence of such an event could result in losses that exceed the amount of this insurance coverage, which would impair financial results.
We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.
     As part of our growth strategy, we intend to selectively acquire other businesses, product lines, assets, or technologies, which are complementary to our product offerings. Successful execution of our acquisition strategy depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions. Acquisitions involve numerous risks, including:
•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the risk that acquired lines of business may reduce or replace the sales of existing products; and

•	the potential loss of key employees of the acquired companies.
     Future acquisitions may not be successful and, if we are unable to effectively manage the risks described above, our business, operating results or financial condition may be negatively affected.
We may need additional capital to continue our acquisition growth strategy.
     Successful continued execution of our acquisition strategy also depends upon our ability to obtain satisfactory debt or equity financing. We likely would require additional debt or equity financing to make any further significant acquisitions. Such financing may not be available on terms that are acceptable to us or at all. If we are required to incur additional indebtedness to fund acquisitions in the future, our cash flow may be negatively affected by additional debt servicing requirements and the terms of such indebtedness may impose covenants and restrictions that provide us less flexibility in how we operate our business. Fluctuations in our stock price may make it difficult to make acquisitions using our stock as consideration. Moreover, use of our stock to fund acquisitions may have a significant dilutive effect on existing shareholders.
If we fail to successfully enter into strategic alliances to generate growth, our operating results may be negatively affected.
     A component of our growth strategy is to enter into strategic alliances in order to complement and expand our current product and service offerings and distribution. There can be no assurances that a strategic alliance will perform as expected or generate significant revenues or profits. If we do not identify potential strategic alliances or enter into strategic alliances that fail to generate additional revenue, our operating and financial results may be negatively impacted.
Future issuances of our common stock could cause our stock price to decline.
     As of September 30, 2005 and after applying the Quinton and CSI exchange ratios, as appropriate, we have reserved 1,135,706 shares of common stock for issuance upon the exercise of options that are either outstanding or may be granted under CSI’s 1997 Stock Option/Stock Issuance Plan, as amended, 1,947,309 shares of common stock for issuance upon exercise of options that are either outstanding or may be granted under Quinton’s 2002 Stock Incentive Plan and 1998 Amended and Restated Equity Incentive Plan, 500,738 shares of common stock for issuance under Quinton’s 2002 Employee Stock Purchase Plan, and 330,909 shares for issuance upon the exercise of currently outstanding warrants to purchase CSI common stock, not including warrants to be converted in connection with the senior note and warrant conversion agreement. In addition, we will have reserved 217,671 shares of common stock for issuance upon the exercise of existing options granted outside of CSI’s and Quinton’s plans. The holders of these options or warrants may exercise them at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. The exercise of these options or warrants and the sale of the common stock obtained upon exercise would have a dilutive effect on our stockholders and may have a material adverse effect on the market price of our common stock.
Significant decreases in our stock price could result if we issued an adverse opinion related to our internal control over financial reporting.
     We will be required to include a management report in our annual report on Form 10-K for the year ended December 31, 2005 that includes the following: (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (4) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting. Although each of Quinton and CSI included a management report on internal control over financial reporting in their respective annual reports on Form 10-K for the year ended December 31, 2004 which concluded that its internal control over financial reporting was effective, we will have to evaluate the adequacy of our internal control over financial reporting after the consolidation and integration of the businesses of Quinton and CSI. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.
Compliance with changing regulation of corporate governance, public disclosure and accounting matters may result in additional expenses.
     Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the SEC and The NASDAQ Stock Market, as well as new accounting pronouncements, are creating uncertainty and additional complexities for companies. To maintain high standards of corporate governance, public disclosure and financial reporting, we continue to invest resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating and cost management activities.
Future changes in the accounting treatment for employee stock options may cause adverse fluctuations and affect our reported results of operations.
     We currently elect to apply the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). In accordance with the provisions of SFAS No. 123, we apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for our employee stock option plans. Under this election, we account for stock options granted to employees using the intrinsic value method of accounting. Under this method, employee stock-based compensation expense is based on the difference, if any, between the fair value of our stock and the exercise price of the award on the grant date. In December 2004, the Financial Accounting Standards Board, or FASB, the principle United States accounting standards setting organization, issued SFAS 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”) which, will require us to record an expense for all outstanding unvested stock options and grants of new stock options. In April 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the compliance dates for SFAS No. 123R. In accordance with the new rule, the accounting provisions of SFAS No. 123R will be effective for us in the first quarter of 2006. The pronouncement will also require us to record an expense for our employee stock purchase plan. As a result of changing our accounting policy in accordance with this pronouncement, our reported earnings, beginning in the first quarter of 2006, will be significantly negatively impacted.

Our charter documents and Delaware law contain provisions that could make it more difficult for a third party to acquire us.
     Certain provisions of our certificate of incorporation and bylaws could make it harder for a third party to acquire us without the consent of our board of directors. Our certificate of incorporation authorizes the issuance of preferred stock with the designations, rights, and preferences as may be determined from time to time by our board of directors, without any further vote or action by our stockholders. In addition, our board of directors will have staggered terms that make it difficult to remove all directors at once. Lastly, Section 203 of the Delaware General Corporation Law limits business combination transactions with interested stockholders that have not been previously approved by the issuer’s board of directors.
     Our board of directors could choose not to negotiate with an acquirer that it did not feel was in our strategic interest. If the acquirer was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures described above, our stockholders could lose the opportunity to sell their shares at a favorable price.
Utilization of our deferred tax assets may be limited and is dependent on future taxable income.
     In connection with the merger transaction, and at the end of 2004, deferred tax assets were recognized on our balance sheet. The deferred tax assets primarily represent the income tax benefit of net operating loss (NOL) and credit carryforwards of Quinton and CSI, relating to prior periods. Based upon a review of our historical operating performance and our expectation that, including the anticipated cost savings that we expect to realize from post-merger consolidation and integration, we will generate sustainable profitability for the foreseeable future. Accordingly, we believe it is more likely than not that the deferred tax assets will be fully utilized, subject to applicable federal and state limitations.
     We will evaluate our ability to utilize our net operating loss (“NOL”) and tax credit carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments that may be required to deferred income tax expense. In addition, we will reduce the deferred income tax asset for the benefits of NOL and tax credit carryforwards actually used in future periods and will recognize and record federal and state income tax expense at statutory rates in future periods. If, in the future, we determine, based on our assessment of both positive and negative evidence and objective and subjective evidence, which takes into consideration our forecasted taxable income, that it is more likely than not that we will not realize all or a portion of the deferred tax assets, we will record a valuation allowance against deferred tax assets which would result in a charge to income tax expense.
     Additionally, deferred income tax adjustments recorded in connection with the merger transaction will differ from amounts initially recorded as management obtains all information that is has arranged to obtain and that is known to be available, and adjusts the allocation of purchase price, accordingly. Adjustments to deferred tax assets and liabilities resulting from management obtaining all information that it has arranged to obtain will require management to re-evaluate its assessment of the Company’s ability to realize the benefit of acquired deferred tax assets and may result in the recording of a deferred tax asset valuation allowance as part of its final purchase price allocation.
Cardiac Science, Inc. may be required to recognize cancellation of indebtedness income as a result of the exchange of its senior notes for shares of our common stock and cash, which may adversely affect the availability of certain tax benefits for us.
     In connection with the merger transaction, CSI senior note holders agreed to convert senior notes of CSI having an aggregate principal and accrued interest at August 31, 2005 of approximately $62.5 million, and related warrants to purchase approximately 13.4 million shares of CSI common stock into an aggregate of $20 million in cash, payable by us, and 2,843,915 shares of our common stock. If the fair market value of our common stock and cash that is issued to the senior note holders of CSI in exchange for their senior notes is less than the outstanding principal amount of and accrued interest on the indebtedness that is surrendered, CSI will recognize taxable “cancellation of indebtedness” income to the extent of this shortfall. Current year losses through the transaction date and NOLs may be utilized to offset such cancellation of indebtedness income. Utilization of such NOLs would not be limited under Section 382 of the Internal Revenue Code by reason of the expected “ownership change” caused by the merger and related transactions because such income would be attributable to the period prior to the ownership change. However, to the extent any cancellation of indebtedness income is offset by available NOLs, a tax liability may result for alternative minimum tax purposes. Any NOLs used to offset cancellation of indebtedness income would be unavailable to offset our future operating income.
Our future financial results could be adversely impacted by asset impairments.
     Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” requires us to not amortize goodwill and other intangible assets determined to have indefinite lives, and established a method of testing these assets for impairment on an annual or on an interim basis if certain events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying value or if the fair value of intangible assets with indefinite lives falls below their carrying value. We will also need to evaluate intangible assets determined to have finite lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors such as a decline in our market value below its book value for an extended period of time. A significant decline in our stock price could require us to evaluate goodwill for impairment and intangible assets for recoverability during the quarter in which the decline occurred. In the case of intangible assets with indefinite lives, we will need to evaluate whether events or circumstances continue to support an indefinite useful life. We will need to evaluate the estimated lives of all intangible assets on an annual basis, including those with indefinite lives, to determine if events and circumstances continue to support an indefinite useful life or the remaining useful life, as applicable, or if a revision in the remaining period of amortization is required. The amount of any such annual or interim impairment charge could be significant, and could have a material adverse effect on our reported financial results for the period in which the charge is taken.
     We own preferred equity securities of a privately held company, ScImage, Inc., which we account for using the cost method. The fair value of our investment is not readily determinable from published market data, so we use our judgment to estimate the fair value. There can be no assurance that the estimated fair value of this investment will not decline to an amount below its carrying amount, in which case we would be required to record a loss on this investment.
FORWARD-LOOKING STATEMENTS
     The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission by Quinton, CSI and us, which is known as “incorporation by reference.” Forward-looking statements made in this prospectus include, but are not limited to, statements concerning:
•	anticipated future performance;

•	our ability to achieve the benefits of the merger transaction combining the businesses and operations of Quinton and CSI;

•	our financial results;

•	our ability to successfully sell, market and distribute our products and services, both domestically and internationally;

•	our ability to achieve operating efficiencies;

•	our ability to increase profitability;

•	the availability of financing, on acceptable terms, or at all;

•	competitive developments affecting our products;

•	our ability to address risks associated with rapidly evolving markets;

•	our ability to protect our intellectual property;

•	our ability to attract and retain key personnel;

•	exposure to product liability and other types of lawsuits and regulatory proceedings;

•	our ability to obtain or maintain applicable regulatory clearances or approvals;

•	our ability to generate revenues;

•	our ability to obtain or maintain third party licensing and distribution relationships;

•	our ability to respond to natural disasters or other unforeseen catastrophic events;

•	our ability to comply with changing regulation of corporate governance, public disclosure and accounting matters;

•	our ability to successfully acquire other businesses, product lines, assets, or technologies;

•	our ability to successfully maintain internal controls over financial reporting; and

•	our ability to utilize net operating loss carryforwards and certain other tax attributes of Quinton and CSI.
     Furthermore, words such as “may,” “will,” “should,” “predict,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” or the negative of these terms and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or the transactions of Quinton and CSI, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.
     You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors. You should consider carefully the statements set forth in the section entitled “Risk Factors” set forth above and in the other documents we have filed with the Securities and Exchange Commission and that are incorporated by reference in this prospectus, which address these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. .
     For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the documents, such as quarterly reports on Form 10-Q and annual reports on Form 10-K, which are incorporated by reference in this prospectus and filed with the Securities and Exchange Commission.
     All subsequent forward-looking statements attributable to us or any person acting on such entity’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will, however, receive the exercise price of the Warrants if and when exercised by certain selling stockholders. If the following selling stockholders exercise in full their respective Warrants covering an aggregate of 221,276 shares of common stock, based on the current exercise prices set forth below we estimate that our net proceeds will be approximately $5,724,150.

	Shares
	Underlying
Selling Stockholder	Warrants	Exercise Price	Net Proceeds
Perseus Market Opportunity Fund, L.P.	84,388	$25.00	$2,109,700.00
Perseus Market Opportunity Fund, L.P.	1,014	17.50	17,745.00
Perseus Market Opportunity Fund, L.P.	4,056	46.10	186,981.60
Perseus Acquisition/Recapitalization Fund, L.L.C.	1,089	17.50	19,057.50
Perseus Acquisition/Recapitalization Fund, L.L.C.	4,358	46.10	200,903.80
Cardiac Science Co-Investment, L.P.	397	17.50	6,947.50
Cardiac Science Co-Investment, L.P.	1,586	46.10	73,114.60
Winterset Master Fund, L.P.	8,000	25.00	200,000.00
Mill River Master Fund, L.P.	6,000	25.00	150,000.00
Massachusetts Mutual Life Insurance Company	70,388	25.00	1,759,700.00
Walter Villiger	40,000	25.00	1,000,000.00

Totals	221,276	N/A	$5,724,150.00

     In the event that subsequent to the date of this prospectus the anti-dilution provisions contained in such Warrants are triggered, or the number of shares underlying the Warrants or the exercise price is otherwise adjusted, then the estimated net proceeds reflected above will change accordingly. We intend to use any proceeds from Warrant exercises for working capital and to fund product development initiatives.
WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, reference is made to such registration statement, exhibits and schedules. We also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below, including certain documents filed by Quinton Cardiology Systems, Inc. and Cardiac Science, Inc., and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, until this offering is terminated.
     The following documents, which were filed by Cardiac Science Corporation with the SEC, are incorporated by reference into this prospectus:
1.	Cardiac Science Corporation’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2005 filed November 9, 2005; and

2.	Cardiac Science Corporation’s Current reports on Form 8-K dated September 1, 2005 (as amended November 8, 2005), September 30, 2005, October 3, 2005 and November 15, 2005.

     The following documents, which were filed by Quinton Cardiology Systems, Inc. with the SEC, are incorporated by reference into this prospectus:
1.	Quinton Cardiology Systems, Inc.’s quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2005 filed May 10, 2005 and for the fiscal quarter ended June 30, 2005, filed August 8, 2005;

2.	Quinton Cardiology Systems, Inc.’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed March 16, 2005, as amended on Form 10-K/A filed April 22, 2005; and

3.	Quinton Cardiology Systems, Inc.’s current reports on Form 8-K dated January 5, 2005 and February 28, 2005.
     The following documents, which were filed by Cardiac Science, Inc. with the SEC, are incorporated by reference into this prospectus:
1.	Cardiac Science, Inc’s quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2005 filed May 10, 2005 and for the fiscal quarter ended June 30, 2005, filed August 8, 2005;

2.	Cardiac Science, Inc.’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed March 16, 2005; and

3.	Cardiac Science, Inc.’s current reports on Form 8-K filed January 28, 2005, March 1, 2005, March 8, 2005, March 28, 2005, May 12, 2005 (except as to Item 2.02 thereof) and June 17, 2005.
     Any statement contained in a document incorporated or deemed to be incorporated in this document by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated in this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     You may request a copy of these filings, at no cost, by writing or telephoning us at:
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, WA 98021
Attn: Michael K. Matysik
(425) 402-2000
     YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NO SELLING STOCKHOLDER IS AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.
PLAN OF DISTRIBUTION
     We are registering the offer and resale of all 3,276,161 shares of common stock, including common stock issuable upon exercise of the Warrants, on behalf of the selling stockholders. We will not receive any of the proceeds from the sale of the common stock offered pursuant to this prospectus. The selling holders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling holders as a gift, partnership distribution or other non-sale related transfers after the date of this prospectus (collectively, the “selling stockholders”), may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market, in the over-the-counter market, through put or call option transactions relating to the shares, a combination of such methods of sale or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:
•	a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the respective exchange;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	in privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.
     The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.
     The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. We know of no existing agreement or understanding, directly or indirectly, between any selling stockholder and any other person to distribute the common stock. Because the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.
     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and has informed them of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

SELLING STOCKHOLDERS
     The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock, or the common stock issuable upon exercise of the Warrants.
     The following table sets forth information, as of November 29, 2005, with respect to the selling stockholders and the number of shares of common stock beneficially owned by each selling stockholder that may be offered under this prospectus.
     This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. Other than as footnoted below, the selling stockholders have not had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.
     This prospectus is part of a registration statement on Form S-3 that we are required to file pursuant to a Second Amendment and Restated Registration Rights Agreement, dated February 28, 2005. Under that agreement, if the Form S-3 does not become effective by February 28, 2006 or if, after becoming effective, the Form S-3 ceases to be effective for any reason, the selling stockholders listed below that are a party to that agreement have the right to demand the registration of their shares for resale on any appropriate registration statement form then available to us. The amended registration rights agreement contains other customary terms, including indemnification provisions.
     In May 2002, Perseus Acquisition/Recapitalization Fund, LLC, Perseus Market Opportunity Fund, L.P. and Cardiac Science Co-Investment, L.P., all entities affiliated with Perseus, LLC, purchased promissory notes from Cardiac Science Inc. in the aggregate principal amount of $50 million and warrants which as a result of certain anti-dilution and other adjustments subsequent to the original issuance represented the right to purchase an aggregate of approximately 13.4 million shares of Cardiac Science, Inc. common stock. On February 28, 2005, Cardiac Science Corporation, Cardiac Science, Inc. and the entities affiliated with Perseus, LLC, entered into a senior note and warrant conversion agreement pursuant to which the Perseus entities agreed to convert notes and warrants at the effective time of the merger between us, Cardiac Science, Inc. and Quinton Cardiology Systems, Inc. into $20 million in cash and 2,843,915 shares of our common stock.
     Raymond E. Newton, III, a director of Cardiac Science Corporation, is an affiliate of Perseus, LLC.

			Number of
			Shares of	Percentage of
	Number of		Common Stock	Common Stock
	Shares of		Beneficially	Beneficially
	Common	Number of	Owned	Owned
	Beneficially	Shares of	Assuming	Assuming
	Owned Prior to	Common Stock	Sale of All	Sale of All
	Stock Offered	Offered for Sale	Shares Offered	Shares Offered
Selling Stockholder	(1)	Hereunder	Hereunder	Hereunder
Perseus Acquisition/Recapitalization Fund, L.L.C. (2)	1,244,728	1,244,728	—	*
Perseus Market Opportunity Fund, L.P. (3)	1,453,876	1,453,876	—	*
Cardiac Science Co-Investment, L.P. (4)	453,169	453,169	—	*
Winterset Master Fund, L.P. (5)	8,000	8,000	—	*
Mill River Master Fund, L.P. (6)	6,000	6,000	—	*
Walter Villiger (7)	286,563	40,000	246,563	*
Massachusetts Mutual Life Insurance Company (8)(9)	273,330	70,388	202,942	*

Total	3,725,666	3,276,161	449,505	2.0%

*	Indicates less than one percent (1%).

For each selling stockholder, the table above assumes the sale by that selling stockholder of all of its shares of common stock available for resale under this prospectus. For purposes of calculating the percentage of common stock owned upon completion of the offering, the table above (i) assumes 22,535,614 shares of common stock will be issued and outstanding upon completion of the offering, and (ii) includes the shares of common stock subject to warrants currently exercisable (or exercisable within 60 days of November 29, 2005) held by the selling stockholder (but not available for resale under this prospectus) as outstanding for computing the shares and percentage ownership of the person holding such warrants, but not outstanding for computing the percentage ownership of any other person or entity.

(1)	Prior to offering” means prior to the offering by the selling stockholders of the shares to be resold under this prospectus.

(2)	Beneficial ownership includes 5,447 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. Ray E. Newton, III, is a member of our board of directors and a Managing Director of Perseus, LLC. Perseus Acquisition/Recapitalization Management, LLC is a Managing Member of Perseus Acquisition/Recapitalization Fund, LLC. Perseuspur, LLC is a Managing Member of Perseus Acquisition/Recapitalization Management, LLC. By reason of such relationships, each of (i) Perseus Acquisition/Recapitalization Management, LLC and (ii) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/Recapitalization Fund, LLC. Mr. Frank H. Pearl may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Acquisition/ Recapitalization Fund, LLC.

(3)	Beneficial ownership includes 89,458 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. Perseus Market Opportunity Partners, L.P. is a General Partner of Perseus Market Opportunity Fund, L.P. Perseus Market Opportunity Partners GP, L.L.C. is a General Partner of Perseus Market Opportunity Partners, L.P. Perseus, LLC is a Managing Member of Perseus Market Opportunity Partners, GP, L.L.C. Perseuspur, LLC is a Managing Member of Perseus, LLC. By reason of such relationships, each of (i) Perseus Market Opportunity Partners, L.P., (ii) Perseus Market Opportunity Partners GP, L.L.C., (iii) Perseus, LLC, and (iv) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P. Mr. Frank H. Pearl, a Managing Director of Perseus, LLC, may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Perseus Market Opportunity Fund, L.P.

(4)	Beneficial ownership includes 1,983 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. Perseus Acquisition/Recapitalization Management, LLC is a General Partner of Cardiac Science Co-Investment, L.P. Perseuspur, LLC is a Managing Member of Perseus Acquisition/Recapitalization Management, LLC. By reason of such relationships, each of (i) Perseus Acquisition/Recapitalization Management, LLC and (ii) Perseuspur, LLC may be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P. Mr. Frank H. Pearl may also be deemed to have the power to direct the voting and disposition of the shares beneficially owned by Cardiac Science Co-Investment, L.P.

(5)	Includes 8,000 of shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. The Investment Manager to Winterset Master Fund, L.P. is Babson Capital Management LLC. By reason of such relationship, Babson Capital Management LLC may exercise dispositive and voting power with respect to the shares owned by Winterset Master Fund, L.P. Babson Capital Management LLC disclaims beneficial ownership of such shares. Audrey Meyer Lampert is the Managing Director of Babson Capital Management LLC and, as such, could be deemed to be a beneficial owner of the shares. Ms. Lampert disclaims any beneficial ownership of the shares.

(6)	Includes 6,000 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. The Investment Manager to Mill River Master Fund, L.P. is Babson Capital Management LLC. By reason of such relationship, Babson Capital Management LLC may exercise dispositive and voting power with respect to the shares owned by Mill River Master Fund, L.P. Babson Capital Management LLC disclaims beneficial ownership of such shares. Audrey Meyer Lampert is the Managing Director of Babson Capital Management LLC and, as such, could be deemed to be a beneficial owner of the shares. Ms. Lampert disclaims any beneficial ownership of the shares.

(7)	Includes 44,500 shares subject to warrants held prior to the offering that are currently exercisable, of which 40,000 are being offered pursuant to this prospectus.

(8)	Includes 70,388 shares subject to warrants held prior to the offering that are currently exercisable, all of which are being offered pursuant to this prospectus. The Investment Manager to Massachusetts Mutual Life Insurance Company is Babson Capital Management LLC. By reason of such relationship, Babson Capital Management LLC may exercise dispositive and voting power with respect to the shares owned by Massachusetts Mutual Life Insurance Company. Babson Capital Management LLC disclaims beneficial ownership of such shares. Audrey Meyer Lampert is the Managing Director of Babson Capital Management LLC and, as such, could be deemed to be a beneficial owner of the shares. Ms. Lampert disclaims any beneficial ownership of the shares.

(9)	The selling stockholder is an affiliate of a broker dealer and purchased the securities in the ordinary course of business. At the time this selling stockholder purchased the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
LEGAL MATTERS
     The validity of the common stock offered in this prospectus will be passed upon for us by Perkins Coie LLP, Seattle, Washington.
EXPERTS
     The consolidated financial statements of Quinton Cardiology Systems, Inc. as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Cardiac Science, Inc. incorporated in this prospectus by reference to Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Cardiac Science’s ability to continue as a going concern as described in Note 2 to Cardiac Science’s consolidated financial statements for the year ended December 31, 2004) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.
3,276,161 Shares
CARDIAC SCIENCE CORPORATION
Common Stock
(including Common Stock issuable upon exercise of Warrants)

Prospectus

December ___, 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
     The following table sets forth all expenses, other than underwriting discounts and commissions (to be paid by the selling stockholders), payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

SEC registration fee	$3,203
Legal fees and expenses	25,000
Accounting fees and expenses	43,400
Miscellaneous fees and expenses	10,000

Total	$81,603

Item 15. Indemnification of Officers and Directors
     Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against the expenses, including attorneys’ fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful), except that, if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The registrant’s Bylaws provide that it will indemnify and hold harmless each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or executive officer of the registrant against all liability and loss suffered and expenses reasonably incurred by such person in connection therewith to the fullest extent permitted by the DGCL.
     As permitted by Section 102 of the DGCL, the registrant’s Restated Certificate of Incorporation provides that no director shall be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breaches of the director’s duty of loyalty to the registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.
     Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation (or who was serving at the request of the corporation in such position at another entity) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the DGCL. All of the directors and officers of the registrant are covered by insurance policies maintained and held in effect by the registrant against liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended, subject to certain exclusions. The registrant has entered into employment agreements with certain of its executive officers that contain a requirement that the registrant maintain a directors’ and officers’ liability insurance policy covering such officers at a level, and on terms and conditions, no less favorable to them than the coverage the registrant provides to other similarly situated employees and directors until such time as suits against such officers are no longer permitted by law.

     Pursuant to the terms of indemnification agreements entered into with its directors and certain of its executive officers, the registrant has agreed to indemnify such individuals against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys’ fees reasonably incurred, judgments, fines or penalties and amounts paid or to be paid in settlement and any reasonable cost and fees incurred in enforcing his rights to indemnification or contribution) incurred or suffered by such officer in connection therewith, to the fullest extent permitted or authorized by the registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws or, if greater, by the laws of the State of Delaware.
Item 16. Exhibits

Exhibit
Number	Description

4.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed September 1, 2005).

4.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s Current Report on Form 8-K filed November 15, 2005).

4.3	Second Amended and Restated Registration Rights Agreement dated as of February 28, 2005 between Cardiac Science, Inc. and the investors listed on the signature page thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed May 2, 2005).

4.4	Form of Warrant (Incorporated by reference to Cardiac Science, Inc.’s Current Report on Form 8-K (File No. 000-19567) filed on July 22, 2004).

4.5	Form of Warrant (Incorporated by reference to Exhibit 4.9 to the registrant’s Quarterly Report on Form 10-Q filed on November 9, 2005).

5.1	Opinion of Perkins Coie LLP.

23.1	Consent of KPMG, LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Perkins Coie LLP (included in the Opinion of Perkins Coie LLP, filed as part of Exhibit 5.1).

24.1	Power of Attorney, included on page II-4 of this registration statement.

Item 17. Undertakings
A. The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
     provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
          (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bothell, State of Washington, on November 30, 2005.

Cardiac Science Corporation.

By:	/s/ John R. Hinson
Name: John R. Hinson
Title: Chief Executive Officer
POWER OF ATTORNEY
     We, the undersigned directors and/or officers of Cardiac Science Corporation, hereby severally constitute and appoint John R. Hinson, Chief Executive Officer, and Michael K. Matysik, Chief Financial Officer and Secretary, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-3 filed with the SEC, and any and all amendments to said registration statement (including post-effective amendments), and to file or cause to be filed the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as each of them, or their substitute or substitutes, may do or cause to be done by virtue of this Power of Attorney.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on November 30, 2005:

Signature	Title

/s/ John R. Hinson John R. Hinson	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael K. Matysik Michael K. Matysik	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)

/s/ Raymond W. Cohen Raymond W. Cohen	Chairman

/s/ Bruce J. Barclay Bruce J. Barclay	Director

/s/ W. Robert Berg W. Robert Berg	Director

/s/ Jue-Hsien Cheng, Ph.D. Jue-Hsien Cheng, Ph.D.	Director

/s/ Harvey N. Gillis Harvey N. Gillis	Director

/s/ Ruediger Naumann-Etienne, Ph.D. Ruediger Naumann-Etienne, Ph.D.	Director

Signature	Title

/s/ Ray E. Newton III Ray E. Newton III	Director

/s/ Jeffrey O’ Donnell, Sr. Jeffrey O’ Donnell, Sr.	Director

EXHIBIT INDEX

Exhibit
Number	Description

4.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s Current Report on Form 8-K filed September 1, 2005).

4.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the registrant’s current Report on Form 8-K filed November 15, 2005).

4.3
Second Amended and Restated Registration Rights Agreement dated as of February 28, 2005 between Cardiac Science, Inc. and the investors listed on the signature page thereto (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed May 2, 2005)

4.4	Form of Warrant (Incorporated by reference to Cardiac Science, Inc.’s Current Report on Form 8-K (File No. 000-19567) filed on July 22, 2004).

4.5	Form of Warrant (Incorporated by reference to Exhibit 4.9 to the registrant’s Quarterly Report on Form 10-Q filed on November 9, 2005).

5.1	Opinion of Perkins Coie LLP.

23.1	Consent of KPMG, LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Perkins Coie LLP (included in the Opinion of Perkins Coie LLP filed as part of Exhibit 5.1).

24.1	Power of Attorney, included on page II-4 of this registration statement.